Mail Stop 0510

      February 16, 2005


via U.S. mail and facsimile

Mr. Ben Catalano
President
ThrillTime Entertainment International, Inc.
322-4585 Canada Way
Burnaby, British Columbia, V5G 4L6


	RE: Form 20-F for the fiscal year ended July 31, 2004
                   File No. 0-29328

Dear Mr. Catalano:

	   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 20-F FOR THE YEAR ENDED JULY 31, 2004

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

1. Please consider whether the valuation allowance for doubtful accounts and the reserve for product liability insurance represent critical accounting policies requiring significant estimates and judgments. See SEC Releases 33-8040 and 33-8098.

2. For each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Releases 33-8040 and 33-8098.

Liquidity and Capital Resources

3. Please disclose a detailed discussion of your expected sources
and
uses of cash.  Please discuss   the impact of your projected
inventory purchases, capital expenditures and interest payments on your liquidity. Please also discuss the impact on your liquidity from the high number of days that your accounts receivable are outstanding. Refer to Item 303(a) of Regulation S-K.

4. Please provide a description of your plan to improve profitability through increased sales, reduction of expenses and securing of additional financing from outside lenders. See SEC Financial
Reporting Codification section, 607.02, Uncertainty about an
Entity`s
Continued Existence.

Tabular Disclosure of Contractual Obligations

5. Please expand the table, or provide a footnote to the table of contractual obligations, to address the cash requirements for interest expense. Refer to footnote 46 of Release No 33-8380 Interpretation - Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

Note 2. Significant Accounting Policies

6. Please disclose your accounting policy for establishing reserves for inventory obsolescence. Tell us how you determined that your reserve was sufficient as of July 31, 2004.

7. Please disclose your accounting policy for establishing allowances for doubtful accounts. Address for us supplementally how you have determined that amounts overdue are recoverable. Specifically tell us the dollar amount of accounts that are overdue. Address what actions you have taken to collect on these accounts and indicate whether there are any specific billing disputes with regard to these overdue accounts.

Note 2.  (i) Revenue recognition

8. Tell us supplementally and revise your disclosures to clarify how royalty revenues are earned. Also address how you account for revenues earned under your joint venture agreement referred at the end of Item 4B - Business Overview. Specifically address the most common terms and conditions of your royalty agreements. Please also address how you account for any up front royalty payments you receive.

9. Please clarify the type of revenue that is recorded in the
Other
Revenue line item.  According to your revenue recognition
footnote,
Other Revenue consists of part sales. However, based on your discussion in MD&A, it appears that part sales are reflected in the
product sales line item in your statement of operations.   In
addition, please disclose the cost of sales related to your other revenues in a separate line item in the statement of operations in accordance with Rule 5.03(b)(2).

Schedule II - Valuation and Qualifying Accounts

10. Please provide the Schedule II - Valuation and Qualifying
Accounts Schedule required by Article 12 of Regulation S-X for your allowance for doubtful accounts.

Item 15 - Controls and Procedures

11. We note that your Principal Executive Officer and Principal
Financial Officer concluded that "....disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange
Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

*    *    *    *
      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 942-1835 or, to the undersigned, at (202) 942-1774.


    						Sincerely,



							Rufus Decker
					            	Branch Chief
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Mr. Ben Catalano
February 16, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE